Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

4300 Six Forks Road

Raleigh, North Carolina 27609

(919) 716-7000

September 4, 2014

Dear Stockholder:

We recently mailed proxy materials to you for our Special Meeting of Stockholders to be held on September 16, 2014. However, our records reflect that you have not yet voted your shares.

Since our records are as of a date preceding this letter, by now you may have voted your shares and your votes are being processed. If so, we thank you. If you have not yet voted, however, we urge you to vote your shares today. Your vote is extremely important. Unless you or your representative will personally attend the Special Meeting, your shares will not be represented and cannot be voted at the Special Meeting unless you provide your proxy or specific voting instructions.

If you hold your shares of record in your name, an additional proxy card is enclosed with this letter for use in casting your vote. If your shares are held for you through a broker or other nominee in “street name,” an additional voting instruction sheet is enclosed for your use in giving voting instructions to your broker or nominee. You may vote your shares by marking and signing your proxy card or voting instruction sheet and returning it in the enclosed postage-prepaid envelope. Please note that if your shares are held for you in “street name,” your broker or nominee will not vote your shares unless you provide it with specific voting instructions. Therefore, if a voting instruction sheet is enclosed with this letter, please mark it to indicate your vote on each specific proposal to be voted on at the Special Meeting.

Whether your shares are held of record in your name or for you by a broker or other nominee, you may instead vote by telephone or Internet by following the instructions on your enclosed proxy card or voting instruction sheet. Because so little time remains before the Special Meeting, we recommend that you vote by telephone or Internet to insure that your votes are received in time to be counted at the meeting. If you vote by telephone or Internet, you need not return your proxy card or voting instruction sheet, and your votes will reach us sooner.

Our Board of Directors unanimously recommends that stockholders vote “FOR” each of the proposals to be voted on at the Special Meeting as described in the proxy statement previously sent to you.

If you have questions as to how to go about voting your shares, you may call our Corporate Secretary, Kathy A. Klotzberger, at (919) 716-8449.

Sincerely,

Frank B. Holding, Jr.
Chairman and Chief Executive Officer

Enclosure

In connection with the proposed merger, First Citizens BancShares filed with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement, containing a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. The Registration Statement was declared effective by the SEC on August 7, 2014. First Citizens BancShares and First Citizens Bancorporation mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders on or about August 13, 2014. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they contain important information about the proposed transaction.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents are also available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/ and click on the words “Corporate Filings” or direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

•	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html or direct a request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation is set forth in the Joint Proxy Statement/Prospectus that is part of the Registration Statement referred to above. These documents can be obtained free of charge from the sources indicated above.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.